HIMCO Variable Insurance Trust

One Hartford Plaza

Hartford, Connecticut 06155

HIMCO Distribution Services Company

One Hartford Plaza

Hartford, Connecticut 06155

June 9, 2014

VIA EDGAR CORRESPONDENCE

Deborah D. Skeens

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-4644

Re:                             Request for Acceleration of Effectiveness of Registration Statement on Form N-1A for
HIMCO Variable Insurance Trust (SEC File Nos. 333-194995 and 811-22954)

Dear Ms. Skeens:

As previously discussed, pursuant to Rule 461 under the Securities Act of 1933, as amended
(the “Act”), HIMCO Variable Insurance Trust (the “Trust”) and HIMCO Distribution Services Company (“HDS”), the principal underwriter for the Trust, hereby jointly and respectfully request that the effectiveness of the Trust’s Registration Statement that was most recently amended by Pre-Effective Amendment No. 1, as filed with the Securities and Exchange Commission on June 3, 2014, be accelerated to the earliest practicable time on June 17, 2014.  The Trust and HDS are aware of their obligations under the Act.

Please contact Stephen R. Ferrara at (617) 728-7134 or John V. O’Hanlon at (617) 728-7111, both of Dechert LLP, with any comments or questions concerning this correspondence.

Very truly yours,

HIMCO Variable Insurance Trust

By:	/s/ Brenda J. Page
Name:	Brenda J. Page
Title:	Secretary

HIMCO Distribution Services Company

By:	/s/ Brenda J. Page
Name:	Brenda J. Page
Title:	Secretary

cc:              John V. O’Hanlon, Dechert LLP